                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Segal                    Susan                  L.
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   (Last)               (First)                 (Middle)

c/o Chase Venture Capital Associates, LLC (FN 1)
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                                    (Street)

380 Madison Avenue, 12th Floor
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   (City)               (State)                 (Zip)

New York,           New York                   10017
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2. Date of Event Requiring Statement (Month/Day/Year)

1/1/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

StarMedia Network, Inc. ("STRM")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |_|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

05/25/99
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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
   Common Stock                          11,378,333                  I                    FNs 2, 3
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).


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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, and (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP is the managing member of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) The amounts shown represent the beneficial ownership of the Issuer's securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of CCP, which is (i) the sole managing member of CCP-SBIC Manager, LLC, the managing member of CVCA, LLC, (ii) the managing member of Consolidating, the non-managing member of CVCA, LLC, and (iii) the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's and CCP's internal rate of return and vesting.

(3) Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of CVCA, LLC (the "Chase Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage Internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the Chase Entities. Upon the occurrence of certain contingencies that are outside the control of the Chase Entities, certain Chase Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the Chase Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors. Notwithstanding the foregoing, each of the Chase Entities, CVCA, LLC and Ms. Segal disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group; accordingly, the filing of this form shall not be construed as an admission that the Chase Entities, CVCA, LLC or Ms. Segal are the beneficial owners of such securities.

/s/ Susan L. Segal
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Susan L. Segal                                            Date


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